Exhibit 2

Contact:	Lori Teranishi VPG LLP 415-981-1964 lteranishi@vpgllp.com

AVALON PORTFOLIO NOMINATES SLATE OF DIRECTORS FOR

TOMOTHERAPY BOARD

Latest bid to force TomoTherapy to consider strategic alternatives

MADISON, Wis., Dec. 29, 2008 – Avalon Portfolio, LLC, the investment arm of Avalon Capital Group, announced that on December 23, 2008 it nominated four new directors to serve on the board of TomoTherapy Inc. (NASDAQ: TOMO). The step is the latest move by the investment firm to generate greater value for the company’s shareholders in the wake of the precipitous fall in TomoTherapy’s stock price since 2007. The company has lost some 85% of its value year to date, with most of the decline occurring prior to the meltdown of the financial markets this fall. Avalon’s nominees are committed to having the company’s board explore all strategic options to maximize shareholder value.

“Unless new management and directors join the company, we believe that TomoTherapy will continue to squander its technological and market leadership,” said Jonathan McCloskey, portfolio manager at Avalon Portfolio, which owns more than 4% of TomoTherapy stock. “One look at the company’s financial performance clearly illustrates that new strategic perspectives are needed. We are very disappointed that TomoTherapy has failed to seriously engage us in a discussion regarding our views to improve shareholder value.”

Avalon’s nomination slate includes Jonathan McCloskey, portfolio manager of Avalon, Timothy Dooling, portfolio analyst of Avalon, H. Michael Collins, principal of Collins MacVean, LLC, and Andrew Jones, CEO and President of Argus Systems Group.

Based on TomoTherapy’s recent announcements, at the company’s upcoming 2009 annual meeting nine directors will be up for election.

TomoTherapy, based in Madison, Wisconsin, markets an integrated CT scanning and radiation therapy – known commercially as the Hi Art system – to hospitals and cancer centers. The technology was created in the early 1990s by scientists and researchers at the University of Wisconsin at Madison.

According to its most recent 10Q filing, TomoTherapy posted a net loss of $26 million on revenue of $118 million in the first three quarter of 2008, down from net income of $5.8 million on revenue of $154 million for the same period in 2007. Since Nov. 9, 2007, the company’s stock price has plummeted from $20.51 to $2.41, the closing price on Dec. 26, 2008. The stock opened at $24 in its May 2007 IPO.

Avalon Capital Group, Inc, based in La Jolla, California, is the private investment company of Ted Waitt, co-founder of Gateway. The firm invests in a diverse array of industries, including real estate, technology, health care, finance and entertainment. More information on Avalon Capital Group can be found at www.avalon.com

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In connection with the Company’s upcoming 2009 Annual Meeting of Shareholders, Avalon Portfolio, LLC (“Avalon”) intends to file a proxy statement with the SEC regarding the election of directors of the Company.

AVALON STRONGLY ADVISES ALL SECURITY HOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

SUCH PROXY STATEMENT (WHEN AVAILABLE), AND ANY OTHER RELEVANT DOCUMENTS FILED BY AVALON WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, AVALON WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST.

INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A BEING FILED TODAY WITH THE SEC.